Exhibit (a)(5)

Sinoenergy Corporation Closes Merger Agreement with Skywide Capital Management Limited

    BEIJING, China September 29, 2010 -- Sinoenergy Corporation (Nasdaq: SNEN), developer and operator of retail compressed natural gas (CNG) filling stations in the People's Republic of China and a manufacturer of CNG transport truck trailer, CNG filling station equipment and CNG fuel conversion kits for automobiles, today announced that, on September 27, 2010, the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010, as amended, providing for the merger of SNEN Acquisition Corp. into the Company were consummated.  As a result, the Company is now a wholly owned subsidiary of  Skywide Capital Management Limited.  Messrs. Tianzhou Deng and Bo Huang, who are, respectively, the Company’s Chairman of the Board and the Company’s Chief Executive Officer and a member of the Company’s board, are the sole owners of Skywide. As a result of filings with the Securities and Exchange Commission, the Company’s reporting obligations under the Securities Exchange Act of 1934 have terminated. The Company has been informed by NASDAQ that trading in its securities was suspended by NASDAQ effective at the close of business on September 28, 2010, with official delisting of the Company’s securities to be effective on October 7, 2010.

As a result of the merger, the Company’s shareholders will receive the merger consideration of $1.90 for each share of common stock.  The Company’s transfer agent is sending to the shareholders the material necessary for the shareholders to exchange their shares for the merger consideration.  It will be necessary for shareholders to deliver their shares to the Company’s transfer agent in order to receive the merger consideration.

About Sinoenergy

Sinoenergy is a developer and operator of retail CNG stations as well as a manufacturer of CNG transport truck trailers, CNG station equipment, and natural gas fuel conversion kits for automobiles, in China. In addition to its CNG related products and services, the Company designs and manufactures a wide variety of customized pressure containers for use in the petroleum and chemical industries. The Company's website is www.sinoenergycorporation.com. Information on the Company's website or any other website does not constitute a portion of this press release.

Forward-Looking Statements

This release contains certain "forward-looking statements" relating to the business of the Company and its subsidiaries. These forward looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

     For Further Information Contact:

     Cherry Chen
     IR Manager
     Sinoenergy Corporation
     Tel:   +86-10-8492-7035 x815
     Email: tys@sinoenergycorporation.com